Direct phone: 404.873.8706
Direct fax: 404.873.8707
E-mail: robert.dow@agg.com
www.agg.com

September 8, 2016

VIA EDGAR

Mr. Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Mail Stop 3628
100 “F” Street, N.E.
Washington, D.C. 20549-3628

Re:      Marine Products Corporation
Schedule TO
Filed August 26, 2016
File No. 005-61531

Dear Mr. Panos:

On behalf of our client, Marine Products Corporation (the “Company,” or “Marine Products”), we are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated September 6, 2016 (the “Comment Letter”) with respect to above referenced Schedule TO (the “Schedule TO”).  For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.  The Company intends to file Amendment No. 1 to the Schedule TO to provide additional disclosure in response to the Comment Letter.

General

1.
Please provide the information required pursuant to General Instruction C to Schedule TO with regard to each executive officer and director of the Company, or advise. Also provide the information required under Item 1003(a) of Regulation M-A pursuant to Item 3 of Schedule TO with regard to these.

Response:

The Offer to Purchase filed with the original Schedule TO includes most of the items referenced in your comment. There were two items missing, specifically, the addresses of each officer and director and a statement that none of the officers and directors has any of the specified plans or proposals. Attached is a chart showing the location of each item within the Offer to Purchase. Also attached is a draft Addendum to the Offer to Purchase to be filed with Amendment No. 1 providing the two additional items.

Source and Amount of Funds, page 22

2.
We read the consolidated balance sheet included within the Form 10-Q filed August 1, 2016. Please advise us what financial resources constitute “working capital.” In addition, please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plan falls through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

Response:

The Company expects to fund the tender offer through a combination of cash flow from operations and the sale of its highly liquid short-term and long-term marketable securities. The Company does not have an alternative financing plan due to the sufficiency of funds that will be available from the sale of such marketable securities. We have provided additional disclosure on the point in the draft Addendum to the Offer to Purchase to be filed with Amendment No. 1.

The Company has authorized us to confirm on its behalf that they acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Attached is a letter signed by Ben M. Palmer, Chief Financial Officer of Marine Products, on behalf of the Company.

If you have any questions, please do not hesitate to contact me at (404) 873-8706.

Very truly yours

ARNALL GOLDEN GREGORY LLP
/s/ Robert F. Dow
Robert F. Dow
cc:           Mr. Ben M. Palmer
Jonathan Golden, Esq.
B. Joseph Alley, Jr., Esq.

Enclosures:           Letter from Marine Products Corporation
Chart of Disclosure Items
Draft Addendum to Offer to Purchase

2801 Buford Highway, Suite 520, Atlanta, GA  30329. Telephone:  (404) 321-7910    Facsimile:  (404) 321-5483

September 8, 2016

On behalf of Marine Products Corporation, I acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MARINE PRODUCTS CORPORATION

By:	/s/ Ben M. Palmer
Name:	Ben M. Palmer
Title:	Vice President and Chief Financial Officer
Date:	September 8, 2016

Chart of Disclosure Items Marine Products Corporation
Tender Offer - Required Disclosure Items Raised in Comment letter

Reg. M-A Item No.	Description of Item	Included in OTP filed 8/26/16?	Additional disclosure required

1003(a)	Name and address of each person	No	Addresses added for D&Os

1005(e)	D&O agreements involving securities	Yes p. 26	N/A

1006(a)	Purpose of transaction	Yes p. 12	N/A
1006(b)	Whether securities retired, etc.	Yes p. 14	N/A
1006(c)	Plans (for D&O)	No	Added statement that no such plans exist for D&Os

1007(a)	Source of funds	Yes p. 22	Additional discussion provided on source
1007(b)	Conditions	Yes p. 20	N/A
1007(c)	Borrowed funds	Yes p. 22	N/A

1008(a)	Securities ownership	Yes p. 24-25	N/A
1008(b)	Securities transactions	Yes p. 25	N/A

Draft Addendum to Offer to Purchase dated August 26, 2016
Updated as of September 8, 2016

The Offer to Purchase (“Offer to Purchase”) attached to the Schedule TO (“Schedule TO”) of Marine Products Corporation (the “Company”) filed on August 26, 2016, is amended as indicated below. Except as expressly set forth herein, this Amendment does not reflect events occurring after the date of the Schedule TO or modify or update any of the other disclosures contained therein in any way other than as required to reflect the amendments discussed below.

2.	Purpose of the Offer; Certain Effects of the Offer
Section 2 is amended to add the following:

Based on our records and information provided to us by our affiliates, directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, have any plans related to the events discussed on p. 14 of the Offer to Purchase.

9.	Source and Amount of Funds

Section 9 is amended to read as follows:

We will use cash flow from operations and funds from selling our marketable securities to fund the purchase of the shares tendered in the Offer and to pay fees and expenses related to the Offer. Assuming that the Offer is fully subscribed for 3,200,000 shares, we expect the aggregate purchase price for the shares, together with all related fees and expenses, to be approximately $29.1 million ($31.8 million if the Offer is increased to 3,500,000 shares). For the second quarter of 2016, we had positive cash flow from operations of approximately $10.8 million.  As of June 30, 2016 we held highly liquid short-term and long-term marketable securities with an aggregate market value of $47.4 million. We do not have an alternative plan for financing the tender offer due to the sufficiency of  funds that will be available from the sale of such marketable securities. The Offer is not conditioned upon financing, although the Offer is subject to certain conditions. See Section 7.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares
Section 11 is amended to add the following:

Listed below are the names and addresses of the Officers, Directors and holders of more than 5% of the common stock of the Company:

R. Randall Rollins Chairman of the Board 2170 Piedmont Road, NE Atlanta, Georgia 30324
Gary W. Rollins Vice Chairman and Chief Executive Officer, Rollins, Inc. 2170 Piedmont Road, NE Atlanta, Georgia 30324
Gamco Investors, Inc. One Corporate Center Rye, NY 10580

Richard A. Hubbell President and Chief Executive Officer 2801 Buford Highway NE, Suite 520 Atlanta, Georgia 30329

Ben M. Palmer Vice President, Chief Financial Officer and Treasurer 2801 Buford Highway NE, Suite 520 Atlanta, Georgia 30329
Linda H. Graham Vice President and Secretary 2170 Piedmont Road, NE Atlanta, Georgia 30324
Bill J. Dismuke Director 2170 Piedmont Road, NE Atlanta, Georgia 30324

Larry Prince Director 2170 Piedmont Road, NE Atlanta, Georgia 30324

Henry Tippie Director 2170 Piedmont Road, NE Atlanta, Georgia 30324

James B. Williams Director 2170 Piedmont Road, NE Atlanta, Georgia 30324